As filed with the Securities and Exchange Commission on January 28, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PRIVATE ADVISORS ALTERNATIVE

STRATEGIES FUND

(Name of Subject Company (Issuer))

Private Advisors Alternative Strategies Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

J. Kevin Gao, Esq.

Private Advisors Alternative Strategies Fund

51 Madison Avenue

New York, NY 10010

(212) 576-7000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Thomas C. Bogle, Esq.	Yi-Chia Kuo, Esq.
Corey F. Rose, Esq.	Private Advisors Alternative Strategies Fund
Dechert LLP	51 Madison Avenue
1900 K Street, N.W.	New York, NY 10010
Washington, DC 10036	(212) 576-7000
(202) 261-3300

CALCULATION OF FILING FEE

Transaction Valuation $4,832,299 (a)	Amount of Filing Fee: $561.51(b)

(a)	Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of July 31, 2015.
(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $561.51	Filing Party: Private Advisors Alternative Strategies Fund
Form or Registration No.: Schedule TO	Date Filed: September 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on September 24, 2015 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 4,618 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of December 31, 2015, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on October 22, 2015.

2.	51.259 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value per Share pursuant to the Offer was calculated as of December 31, 2015 in the amount of $996.43.

4.	All Shares that were validly tendered and not withdrawn prior to the expiration of the Offer were accepted for purchase, and paid for by the Feeder Fund in accordance with the terms of the Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Statement.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on June 19, 2015 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 4,929 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of September 30, 2015, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on July 22, 2015.

2.	208.486 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value per Share pursuant to the Offer was calculated as of September 30, 2015 in the amount of $998.17.

4.	All Shares that were validly tendered and not withdrawn prior to the expiration of the Offer were accepted for purchase, and paid for by the Feeder Fund in accordance with the terms of the Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Statement.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on March 18, 2015 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 4,970 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of June 30, 2015, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 17, 2015.

2.	1,579.158 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value per Share pursuant to the Offer was calculated as of June 30, 2015 in the amount of $1,041.86.

4.	All Shares that were validly tendered and not withdrawn prior to the expiration of the Offer were accepted for purchase, and paid for by the Feeder Fund in accordance with the terms of the Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Statement.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on December 16, 2014 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 4,746 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of March 31, 2015, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on January 16, 2015.

2.	253.027 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value per Share pursuant to the Offer was calculated as of March 31, 2015 in the amount of $1,037.42.

4.	All Shares that were validly tendered and not withdrawn prior to the expiration of the Offer were accepted for purchase, and paid for by the Feeder Fund in accordance with the terms of the Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Statement.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on September 25, 2014 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 4,509 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of December 31, 2014, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on October 24, 2014.

2.	480.036 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value per Share pursuant to the Offer was calculated as of December 31, 2014 in the amount of $1,018.

4.	All Shares that were validly tendered and not withdrawn prior to the expiration of the Offer were accepted for purchase, and paid for by the Feeder Fund in accordance with the terms of the Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Statement.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on June 20, 2014 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 3,756 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of September 30, 2014, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on July 22, 2014.

2.	210.04 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value per Share pursuant to the Offer was calculated as of September 30, 2014 in the amount of $1,030.66.

4.	All Shares that were validly tendered and not withdrawn prior to the expiration of the Offer were accepted for purchase, and paid for by the Feeder Fund in accordance with the terms of the Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Statement.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on March 10, 2014 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 3,388 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of June 30, 2014, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on April 11, 2014.

2.	No Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on December 16, 2013 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 2,710 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of March 31, 2014, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on January 16, 2014.

2.	No Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

SCHEDULE TO

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (“Statement”) originally filed with the Securities and Exchange Commission by Private Advisors Alternative Strategies Fund (the “Feeder Fund”) on September 27, 2013 relating to the tender offer (“Offer”) by the Feeder Fund to purchase up to 2,449 of its outstanding shares of beneficial interest (“Shares”) at a price equal to the net asset value per Share as of December 31, 2013, on the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement.

This is Amendment No. 1 to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1.	The Offer expired at 11:59 p.m., Eastern Time, on October 25, 2013.

2.	155.904 Shares were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	The net asset value per Share pursuant to the Offer was calculated as of December 31, 2013 in the amount of $1,030.24.

4.	All Shares that were validly tendered and not withdrawn prior to the expiration of the Offer were accepted for purchase, and paid for by the Feeder Fund in accordance with the terms of the Offer to Purchase filed with the Securities and Exchange Commission as Exhibit (a)(1)(ii) to the Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

By:	/s/ Stephen P. Fisher
Stephen P. Fisher President and Principal Executive Officer

Dated: January 28, 2016